July 18, 2011

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of June 3, 2011, we have enclosed our response to comment 2.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2010

Filed February 18, 2011

File No. 001-02189

2.                 Refer to your response to comment two.  As previously requested, provide us information regarding the remaining term of patents for each late stage project you disclose.  If you do not know or cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances governing this limitation.

Response:

As we discussed during our teleconference on July 14, 2011, providing this patent information prior to a product’s approval may confuse and mislead investors because the information may not provide an accurate or complete representation of the legal and/or regulatory protections (which include more than intellectual property), including their terms and scope, that may be available to Abbott upon approval by the applicable regulatory agency.  A list of current patents and expiration dates does not consider, for example, separate regulatory exclusivity that may be granted as part of the product approval, patent extensions that may be granted in the future based on local laws, or pending patent applications, all of which can be significant in determining all of the various exclusivities that may protect a product.  Until an investigational compound and/or new formulation, dosage and/or indication is approved by the regulatory agency, we cannot determine the nature, scope, and term of the intellectual property, or other forms of legal or regulatory exclusivity, that may actually protect the New Product in the applicable market.

To help investors better understand the uncertainties associated with the exclusivity period related to a product in development, we propose to include the following in our discussion of R&D programs.

Generally, Abbott seeks to obtain various forms of exclusivity for each product in development.  Abbott obtains patent protection, where available, in all significant markets and/or countries for each product in development.  Additionally, Abbott also seeks to obtain other forms of legal or regulatory exclusivity that would protect the product upon approval.  These forms of regulatory exclusivity have a variety of terms, from 3, 5 to 7 years in the United States, and up to 10 years in the European Union.  This regulatory exclusivity is granted upon the approval of each development project.  In certain instances, regulatory exclusivity may protect a product where patent protection is no longer available or for a period of time in excess of patent protection.  The availability of and length of such regulatory exclusivity is based, in part, on the length of the regulatory review process and can only be determined upon product approval. It is not possible to estimate for each product in development the total period of exclusivity that will be obtained if regulatory approval is obtained.

We also will add disclosure to clarify that no individual R&D project, if successful, is expected to have a material impact on the results of operation over the next five years.